UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13GA*


              Under the Securities Exchange Act of 1934
                        (Amendment No__3__)*


                          Willdan Group, Inc.
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                           (Name of Issuer)

 		   Common Stock, par value $0.01


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                    (Title of Class of Securities)

                              96924N100

                          -----------------
                            (CUSIP Number)


  			  December 31, 2013
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        (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)

CUSIP No. 96924N100
--------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
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   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization

        California
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     Number of Shares  5. Sole Voting Power                   221,193
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power                 602,801
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power              221,193
                       ----------------------------------------------
                       8.Shared Dispositive Power             602,801

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   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       602,801
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   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
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   11.  Percent of Class Represented by Amount in Row (9)

        8.2%
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   12.  Type of Reporting Person (See Instructions)

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        CO

CUSIP No. 96924N100
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
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   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization

        United States of America
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     Number of Shares     5. Sole Voting Power          318,787
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power        921,588
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power     318,787
                       ----------------------------------------------
                          8.Shared Dispositive Power    1,052,184 (1)

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

	1,052,184 (1)
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   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        14.3%
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   12.  Type of Reporting Person (See Instructions)

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        IN

(1)  Includes 129,046 shares of Common Stock, over which Wedbush
     Securities has dispositive power. The reporting persons disclaim beneficial ownership over such shares.

CUSIP No. 96924N100
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Securities, Inc.
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   6.   Citizenship or Place of Organization

        California
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     Number of Shares    5. Sole Voting Power               302,978
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power             602,801
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power          302,978
                       ----------------------------------------------
                         8.Shared Dispositive Power       731,847 (1)

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        731,847 (1)
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        9.9%
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   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        BD


(1)  Includes 129,046 shares of Common Stock, over which Wedbush
     Securities has dispositive power. The reporting persons disclaim beneficial ownership over such shares.

Cusip No. 96924N100           13G Willdan, Inc.

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Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of Willdan, Inc. ("Issuer").

(b)   Issuer's address: 2401 East Katella Avenue, Suite 300
      Anaheim, California 92806


Item 2. Filers

(a)   This statement is filed by WEDBUSH, Inc. ("WI"),
      Edward W. Wedbush ("EWW"), Wedbush Securities, and
      Inc. ("WS").

(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014
      WS - P.O. Box 30014, Los Angeles, CA 90030-0014


(c) WI is a California corporation. EWW is a citizen of the United States of America. WS is a California corporation.


(d)   Common stock

(e)   96924N100

Item 3. Classification of Filers

(a)        WI is a control person

(b) - (j)  Not applicable

(g)	   WS is a broker/dealer

(b) - (j)  Not applicable

(b) - (j)  Not applicable

Item 4. Ownership

(a)   WI has sole ownership of 221,193 Shares of the Issuer;
      EWW has sole ownership of 318,787 Shares, WS has sole ownership of 302,978 Shares.

(b)   Of the Shares outstanding, WI owns approximately 3.00%;
      EWW owns approximately 4.32%; WS owns approximately
      4.11%.

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 221,193 Shares; EWW has 318,787 sole Shares; WS has 302,978 sole Shares.

      (ii) Shared power to vote: WI has 602,801 Shares; EWW has 921,588 Shares; WS has 602,801 Shares.

      (iii) Sole power to dispose: WI has sole power to dispose on 221,193 Shares; EWW has 318,787 Shares to dispose; WS has 302,978 Shares to dispose.

      (iv)  Shared power to dispose;  WI has 602,801 Shares;
            EWW has 1,052,184 Shares; WS has 731,847 Shares.


Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                           Category    No.of Shares     Percentage

WEDBUSH, Inc.	                  CO         221,193         3.00%
Edward W. Wedbush                 IN         318,787         4.32%
Wedbush Securities, Inc.   	  BD         302,978         4.11%


Edward W. Wedbush owns approximately 50% of the issued and outstanding shares of WEDBUSH, Inc., which is the sole shareholder of Wedbush Securities Inc. Mr. Wedbush is also the Chairman of the Board of WEDBUSH, Inc. and the President of Wedbush Securities Inc. The foregoing should not be construed as an admission of beneficial ownership of the securities held or controlled by WEDBUSH, Inc., or Wedbush Securities Inc.


Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                        WEDBUSH, Inc.

02/14/14
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ President
---------------------------
Name/Title


         Edward W. Wedbush


02/14/14
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title




        Wedbush Securities, Inc.



02/14/14
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature


Edward W. Wedbush/ President
---------------------------
Name/Title